HotApp International Inc.

February 19, 2015

Eric E Martin
US Securities & Exchange Commission
Washington, DC 20549

RE. Comment Letter dated January 29, 2015 Fragmented Industry Exchange, Inc. (now HotApp International, Inc.) (“Company”)

Dear Mr. Martin:

Set forth below are our responses to the comments to the above reference letter from the Staff at the Securities and Exchange Commission (“Commission”).   Our responses are numbered in a manner to correspond to the order which your comments were delivered.  For your convenience, we have included the original comments in your January 29, 2015 letter in their entirety.

Commission’s Comment 1 – We note that based on an independent valuation, a supplemental valuation and due diligence investigation, the agreed upon purchase price between you and Singapore eDevelopment Limited (SED) was for $700 million.   For the independent and supplemental valuation, please describe the valuation technique and tell us the significant inputs utilized for each technique.  We note the value of the software is primarily derived from Users of the Software, please clarify within your response what assumptions about the number of users has been utilized in both valuation techniques.  In additional, please highlight and describe any differences between the independent and supplemental valuation.

Response:     Initially, let me clarify that the supplemental valuation (Supplement) was additional information presented to the Company by the author of the Independent Valuation report.  The Supplement provided additional per user, market value information on four public companies (Snapchat, Line, Whatapp, and WeChat). These valuations ranged from $40 to $100 per user with an average valuation of $73 per user based on the existing user base for each such company.

The Independent Valuation arrived at the stated $700 million valuation as follows;

-The model assumed HotApp would achieve a 60 million user base  developed over a 3 year period.

-Based on that assumption, the valuation arrived at a $60.8 per user valuation which is the mean valuation (per user) between  instant messaging companies (on the lower end) and social media companies (on the higher end), all in the public market.

-That value was factored by a present value discount of 70% to arrive at the $700 million valuation.

www.staffingbizbuysell.com
4800 Montgomery Lane, Suite 450, Bethesda MD 20814
Phone:  202.524.6869

HotApp International Inc.

Based on the foregoing information, the Company and SED agreed to the $700 million valuation, conditioned upon the Company achieving user milestones valued at $73 per user. While the  Company agreed to $700 million valuation, it did not use that valuation as the fair value for purposes of its pro forma financial statements due to the uncertainty concerning the actual number of users of the software.

Commission’s Comment 2 – We note that for proforma purposes, the Company has preliminarily estimated the fair value of the purchase price to be $78,244 based upon the consideration that SED purchased HotApp International for on August 27, 2014.  Please clarify your basis for GAAP for using such an estimate for pro-forma purposes instead of the agreed upon purchase price.

Response:  As mentioned above, the agreed upon purchased price of $700 million was conditioned upon the Company attaining certain user milestones. Moreover, also as mentioned above, due to uncertainty of its user base, the Company determined to use  the market value approach. As noted,   SED acquired the software approximately two months prior for the $78,028 which is the fair value  used in our pro forma financial statements.  The Company is unaware of any events or facts which would cause it to use a different valuation.

Commission’s Comment 3 – We note that you intend to revalue your fair value estimate during each reporting period based upon the number of new Users acquire and therefore the fair value estimates for the purchase consideration allocation may change as additional information becomes available.  Please clarify your basis in GAAP for such accounting.  Specifically please explain how changes in new users represents a measurement period adjustment that would allow you to adjust the purchase consideration allocation.   Reference is made to paragraphs 805-30-35-1 of the Financial Accounting Standards Codification.

Company Response:   Upon further review of Financial Accounting Standards Codification 805, and, more specific reference to paragraph 805-30-35-1 titled contingent consideration which states “Some changes in the fair value of contingent consideration that the acquirer recognizes after the acquisition date may be the result of additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after than date.  Such changes are measurement period adjustments.  However, changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specific share price, or reaching a milestone on a research and development project, are not measurement period adjustments.”

Considering that the Preferred Stock has a contingent consideration for conversion into voting common stock based upon acquired new commercial users, and, the fact that no users existing as of the acquisition date, the Company has determined that it will not adjust the purchase consideration allocation over the available one year measurement period.

www.staffingbizbuysell.com
4800 Montgomery Lane, Suite 450, Bethesda MD 20814
Phone:  202.524.6869

HotApp International Inc.

The Company  acknowledges that:

-It is responsible for the adequacy and accuracy of the disclosures in the filing,
-The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission  from taking action with respect to the filing, and
-It may not assert staff comments as defense to any proceedings initiated by the Commission or any third party under the federal securities laws.

We have endeavored to respond fully to the Commission’s comments.  Please direct any comments concerning this particular comment to the undersigned at 202.524.6869 or our counsel, Daniel H. Luciano at 908-832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

HotApp International, Inc

By:	/s/ Robert Trapp
Robert Trapp
Chief Financial Officer and Director

www.staffingbizbuysell.com
4800 Montgomery Lane, Suite 450, Bethesda MD 20814
Phone:  202.524.6869